SEC  MMISSION

10030725

AN... REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- ~~67019~~ 67688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2009** (MM/DD/YY) AND ENDING **DECEMBER 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SALOMON WHITNEY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Deer Park Ave
Babylon Villiage, NY 11702

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Co.
(Name - *if individual, state last, first, middle name*)

15 Maiden Lane	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 3 0 2010
Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Thomas Diamante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Salomon Whitney LLC** as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Owner Angia Holdings, LLC; 100%
Owner of Salomon Whitney LLC
Title

AARON J. STEIN
Notary Public, State of New York
No. 52-4669004, Suffolk County
Term Expires August 31, 20 10.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Member
Salomon Whitney LLC.

We have audited the accompanying statement of financial condition of Salomon Whitney LLC, as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salomon Whitney LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Leonard Rosen & Company, P.C.

New York, New York
February 17, 2010

Salomon Whitney LLC
Statement of Financial Condition
December 31, 2009

Cash		$170,304
Receivable From Clearing Broker:		
Commissions	$106,236	
Deposit Account	15,000	121,236
Receivable From Non-Customers		25,524
Prepaid Expenses		21,007
Security Deposit		10,500
Fixed Assets, Net of Related Allowance for Depreciation of $17,187		52,217
		$400,788

Liabilities and Member's Equity

Liabilities:	
Accounts Payable	$91,541
Total Liabilities	91,541
Member's Equity	309,247
	$400,788

See Accompanying Notes to the Financial Statements

Salomon Whitney LLC
Statement of Income
Year Ended December 31, 2009

Income:	
Commissions	$1,038,135
Interest	7,499
Miscellaneous	163,185
	1,208,819
Expenses:	
Commissions and Fees	761,389
Rent	42,000
Regulatory Expenses	25,267
Clearing	43,703
Professional Fees	54,720
Depreciation	9,515
Office	26,148
Miscellaneous	107,543
	1,070,285
Net Income	$138,534

See Accompanying Notes to the Financial Statements

Salomon Whitney LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2009

Member's Equity at December 31, 2008	$164,707
Additional Capital Contributions	6,006
	170,713
Income for the Year Ended December 31, 2009	138,534
Member's Equity at December 31, 2009	$309,247

See Accompanying Notes to the Financial Statements

Salomon Whitney LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows From Operating Activities:	
Net Income (Loss)	$138,534
Adjustments to reconcile Net Income	
to Cash From (Used) in Operating Activities:	
Depreciation	9,515
Increase (Decrease) in Assets:	
Receivable From Clearing Broker	(59,707)
Receivable From Non-Customers	(825)
Prepaid Expenses	(8,086)
Increase (Decrease) in Liabilities:	
Accounts Payable	70,990
Net Cash From (Used In) Operating Activities	150,421
Cash Flows From Financing Activities:	
Fixed Asset Additions	(3,556)
Cash Flows From Investing Activities:	
Additional Member Capital Contributions	6,006
Net Increase (Decrease) in Cash	152,871
Cash and Equivalents - Beginning of Year	17,433
Cash and Equivalents - End of Year	$170,304

See Accompanying Notes to the Financial Statements

SALOMON WHITNEY LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. Organization and Nature of Business

Salomon Whitney LLC (the "Company") is a Limited Liability Company registered in the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Angia Holdings LLC.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

E. Fixed Assets

Fixed Assets are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

3. Income Taxes

As a Limited Liability Company the Member is subject to any taxes on income that the Company may earn. Therefore, there is no provision nor benefit for income taxes in the accompanying Statement of Income.

4. Commitments and Contingencies

The Company is obligated under the terms of a lease for the period February 1, 2008 through February 1, 2011. Rent expense for the year ended December 31, 2009 amounted to $42,000.

The future minimum lease payments are as follows:

For the year ended December 31,	
2010	$42,000
2011	3,500
	$ 45,500

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of individual investors. The Company's transactions are introduced to a clearing broker/dealer for a split of commissions earned on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2009, the Company's net capital of $ 178,424 was $ 172,321 in excess of its required net capital of $ 6,103. The Company's capital ratio was 51.3%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession Or Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 17, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Salomon Whitney LLC
Statement of Changes in Liabilities Subordinated
To the Claims of General Creditors
Year Ended December 31, 2009

Balance - Beginning of Year	$ -0-
Additions (Reductions) to Subordinated Loans Payable	-0-
Balance - End of Year	$ -0-

See Accompanying Notes to the Financial Statements

Salomon Whitney LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2009

Member's Equity		$309,247
Non-Current Assets:		
Non Current Portion of Receivable From Brokers	$21,575	
Receivable From Non-Customers	25,524	
Prepaid Expenses	21,007	
Security Deposit	10,500	
Fixed Assets	52,217	130,823
Total Capital Before Charges		178,424
Charges to Net Capital		-0-
Net Capital		$178,424
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $5,000		6,103
Capital in Excess of all Requirements		$172,321
Capital Ratio (Maximum Allowance 1,500%)		
(*) Aggregate Indebtedness	91,541	= 51.3%
Divided by Net Capital	178,424	
(*) Aggregate Indebtedness:		
Accounts Payable	$91,541	

* No Material Differences Existed Between the Above Net Capital Computation and the Unaudited Net Capital Computation.

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

The Member
Salomon Whitney LLC

Gentlemen:

In planning and performing our audit of the financial statements of Salomon Whitney LLC. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Salomon Whitney LLC. that we considered relevant to the objectives stated in Rule 15a-5 (g) (i) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive provisions of Rule 15c-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Salomon Whitney LLC. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Leonard Rosen & Company, P.C.

New York, New York
February 17, 2010